UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 15, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___ Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated 7 June 2013 entitled ‘VODAFONE COUNTRY-BY-COUNTRY TAXATION AND TOTAL CONTRIBUTION TO PUBLIC FINANCES’

2.                                    A news release dated 12 June 2013 entitled ‘VODAFONE LAUNCHES TWO NEW HIGH-PERFORMANCE SMARTPHONES FOR THE MASS MARKET’

3.                                    A news release dated 20 June 2013 entitled ‘VODAFONE FOUNDATION TO DEPLOY MOBILE NETWORK IN SOUTH SUDAN REFUGEE CAMP’

4.                                    A news release dated 26 June 2013 entitled ‘VODAFONE GREECE NETWORK SHARING AGREEMENT WITH WIND HELLAS’

5.                                    Stock Exchange Announcement dated 4 June 2013 entitled ‘Transaction in Own Securities’

6.                                    Stock Exchange Announcement dated 5 June 2013 entitled ‘Transaction in Own Securities’

7.                                    Stock Exchange Announcement dated 6 June 2013 entitled ‘Transaction in Own Securities’

8.                                    Stock Exchange Announcement dated 7 June 2013 entitled ‘Transaction in Own Securities’

9.                                    Stock Exchange Announcement dated 7 June 2013 entitled ‘Annual Financial Report’

10.                            Stock Exchange Announcement dated 10 June 2013 entitled ‘Transaction in Own Securities’

11.                            Stock Exchange Announcement dated 10 June 2013 entitled ‘Annual Financial Report’

12.                            Stock Exchange Announcement dated 11 June 2013 entitled ‘Transaction in Own Securities’

13.                            Stock Exchange Announcement dated 12 June 2013 entitled ‘Transaction in Own Securities’

14.                            Stock Exchange Announcement dated 13 June 2013 entitled ‘Transaction in Own Securities’

15.                            Stock Exchange Announcement dated 14 June 2013 entitled ‘Transaction in Own Securities’

16.                           Stock Exchange Announcement dated 14 June 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

17.                            Stock Exchange Announcement dated 17 June 2013 entitled ‘Transaction in Own Securities’

18.                            Stock Exchange Announcement dated 18 June 2013 entitled ‘Transaction in Own Securities’

19.                            Stock Exchange Announcement dated 19 June 2013 entitled ‘Transaction in Own Securities’

20.                            Stock Exchange Announcement dated 20 June 2013 entitled ‘Transaction in Own Securities’

21.                            Stock Exchange Announcement dated 21 June 2013 entitled ‘Transaction in Own Securities’

22.                            Stock Exchange Announcement dated 24 June 2013 entitled ‘Transaction in Own Securities’

23.                            Stock Exchange Announcement dated 25 June 2013 entitled ‘Transaction in Own Securities’

24.                            Stock Exchange Announcement dated 26 June 2013 entitled ‘Transaction in Own Securities’

25.                            Stock Exchange Announcement dated 27 June 2013 entitled ‘Transaction in Own Securities’

26.                            Stock Exchange Announcement dated 27 June 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

27.                            Stock Exchange Announcement dated 28 June 2013 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

28.                            Stock Exchange Announcement dated 1 July 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

7 June 2013

VODAFONE COUNTRY-BY-COUNTRY TAXATION AND TOTAL CONTRIBUTION TO PUBLIC FINANCES

Vodafone today published its Sustainability Report 2012/13 which, for the first time, includes a detailed overview of the Group’s total contribution to public finances - including direct and indirect cash taxes paid and non-taxation-based government revenue contributions, such as spectrum fees - aggregated on a country-by-country basis.

The new taxation and total public finances contribution section of the Sustainability Report can be found at www.vodafone.com/sustainability/tax. The full 2012/13 Sustainability Report can be found at www.vodafone.com/sustainability.

The Sustainability Report is a companion publication to the Group’s statutory Annual Report and Accounts 2012/13, also published today and available at www.vodafone.com/ar2013

- ends -

For further information:

Vodafone Group

Investor Relations	Group Media
+44 (0) 7919 990230	+44 (0) 1635 664444
www.vodafone.com/investor	www.vodafone.com/media

Notes for Editors

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as of 31 March 2013. Vodafone currently has equity interests in 30 countries across five continents and around 50 partner markets worldwide. For more information, please visit: www.vodafone.com

12 June 2013

VODAFONE LAUNCHES TWO NEW HIGH-PERFORMANCE SMARTPHONES FOR THE MASS MARKET

Vodafone today announced the addition of two new high performance smartphones designed to accelerate the adoption of mobile internet usage within the mass market.

The Smart III is a smartphone with a high-resolution 4-inch screen that offers an exceptional level of processing power, memory and functionality at a price below €100 for a prepaid customer. Vodafone is also offering a version of the Smart III with Near Field Communications technology (NFC)*, enabling customers to benefit from the speed, simplicity and convenience of managing their everyday transactions with a single wave of their smartphone.

Today, Vodafone also announced the launch of the Smart mini, a powerful new smartphone that delivers an unprecedented combination of high-performance, an extensive feature set with no compromise on quality and a breakthrough starting price of less than €60.

The Smart mini has been specifically designed to deliver the complete mobile internet experience to the majority of global mobile phone users yet to benefit from smartphone ownership. It will introduce a new wave of consumers to everything the mobile internet has to offer, from simple messaging through to multimedia apps and sophisticated location-based services.

Building on the success of the Smart II, these devices set a new benchmark for high performance and an outstanding user experience in the value segment of the mobile market. They include the latest Android™ applications, such as Google Now™ and Google Voice Search™, as well as a range of simple but powerful Vodafone apps to help customers manage their digital lives and keep their personal information safe and secure with simple one-click backups.

The Smart mini and Smart III are available on prepaid and postpaid price plans, including Vodafone’s popular Red proposition which has already attracted over 4 million customers across Europe.

Smart III

The Vodafone Smart III delivers a premium smartphone experience at an affordable price, offering consumers a large screen smartphone that enables them to take advantage of the very latest mobile technology and services.

The device offers:

•                 a large 4,0” WVGA TFT capacitive touchscreen;

•                 1Ghz processor, supported by 512Mb of RAM;

•                 4GB of internal storage that can be expanded by 32GB via a microSD card;

•                 high-speed 3G HSUPA, Wi-Fi and Bluetooth connectivity;

•                 Jelly Bean 4.1 Android operating system with Google Voice Search, Google Now, Google 3D Maps, Navigation and Streetview;

•                 5 megapixel camera with white LED flash;

•                 the latest Assisted GPS technology for accurate mapping and navigation;

•                 the first smartphone powered by kikin, an innovative touch-to-search service which allows users to press on any text to receive instant search results**; and

•                 can be customised with individual graphic sheets**.

The Smart III is available across Vodafone markets from June and prices start at €88**.

Smart mini

The Smart mini is the most affordable smartphone in the Vodafone range. It delivers an uncompromised level of performance and functionality, including:

•                 a highly responsive 3.5” HVGA TFT capacitive touchscreen;

•                 1Ghz processor, supported by 512Mb of RAM;

•                 Jelly Bean 4.1 Android operating system with Google Voice Search, Google Now, Google 3D Maps, Navigation and Streetview;

•                 high-speed 3G UMTS HSPA, Wi-Fi and Bluetooth connectivity;

•                 2 megapixel camera;

•                 the latest Assisted GPS technology for accurate mapping and navigation; and

•                 set-up wizard that makes it easy for first-time smartphone users to set up their device.

The Smart mini will be available across Vodafone markets from June with prices starting at €58**.

Patrick Chomet said: “We continue to push the boundaries of what’s possible with our Vodafone Smart range of devices, enabling more people than ever to join the mobile internet revolution at an unprecedented price. In combination with our innovative, industry-leading prepaid and Vodafone Red price plans, the Smart mini and Smart III will allow customers to make the most of their smartphone and get the best of the Vodafone experience without breaking the bank.”

* NFC variant only available in select markets for an additional fee.

** Prices and availability vary market to market.

For further information:

Vodafone Group

Group Media

+44 (0) 1635 664444

www.vodafone.com/media

Notes to Editors

1.                For handset images visit http://www.vodafonebrand.com/;

2.                For more information on the Vodafone Smart range of devices visit www.vodafone.com/smart3 and www.vodafone.com/smartmini;

3.                Android, Google Play, Gmail, Google Talk and Google Maps are all trademarks of Google, Inc.

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as of 31 March 2013. Vodafone currently has equity interests in 30 countries across five continents and around 50 partner networks worldwide.

20 June 2013

VODAFONE FOUNDATION TO DEPLOY MOBILE NETWORK IN SOUTH SUDAN REFUGEE CAMP

The Vodafone Foundation has today announced that it will deploy its portable mobile phone network in the largest refugee camp in South Sudan, allowing aid workers to undertake life-saving work, enabling 70,000 refugees to contact relatives for free and giving children access to life-changing education programmes.

The announcement coincides with the United Nations’ (UN) World Refugee Day on 20 June, 2013, a day dedicated to raising awareness of the plight of refugees, with millions of people around the world forced to flee their homes due to war, conflict and persecution. The deployment will be carried out in partnership with the United Nations High Commissioner for Refugees (UNHCR).

A team from the Vodafone Foundation will travel from Kenya to set up the Instant Network - a mobile phone network which fits in to three suitcases, weighs less than 100kg and can be transported on commercial flights - in the Yida camp in Unity State. Yida camp is an overcrowded temporary settlement and lacks even the most basic infrastructure.

In 2012, the Vodafone Foundation Instant Network was deployed to provide communications during severe droughts in Kaikor, Northern Kenya and in Davao Oriental in the Philippines following Typhoon Bopha. In both cases, the equipment was set up within 40 minutes.

The Vodafone Foundation Instant Network deployment in South Sudan will operate in partnership with Vodafone Group’s mobile network partner Zain Group www.zain.com  and will include the distribution of handsets and the provision of free airtime to aid workers across the 3,000-acre refugee camp for a period of six months.

The Vodafone Foundation Instant Network mission to South Sudan will also include an assessment of a larger permanent refugee camp one hour’s drive from Yida to look at the potential for deploying the equipment to support a range of education programmes. The Vodafone Foundation is exploring options to establish an education centre for child refugees in this location, using tablets and smartphones to provide schooling to children with no access to conventional educational facilities. The programme could begin as early as July 2013 and would be part of a wider plan to provide education for children living in refugee camps. In April 2013, the Vodafone Foundation signed a memorandum of understanding (MOU) with Educate A Child, a global programme launched by Her Highness Sheikha Moza bint Nasser of Qatar in November 2012, to bring quality primary education to millions of out of school children.

Separately, Vodafone Group’s subsidiary in the Democratic Republic of Congo (DRC), Vodacom Congo, has today announced a commitment to support 17,000 refugees at the Mugunga Camp in North Kivu Province, Goma. Vodacom Congo has launched a text message donation service called Alerte Rouge in which funds will be raised to meet basic emergency needs such as the purchase of food, tents, blankets and mosquito nets. A team from the Vodafone Foundation is currently in the DRC exploring deploying the Instant Network in the Mugunga camp in the near-term and will assess the potential for setting up education programmes based on mobile devices.

Vodafone Group Sustainability Director and Director of the Vodafone Foundation Andrew Dunnett, said: “Providing mobile technology in refugee camps will enable aid agencies to operate more effectively and will allow vulnerable people to contact their loved ones. It is also our intention to use Vodafone’s technology to provide many thousands of children living in refugee camps far from home with access to educational programmes which cannot be delivered through any other means.”

For further information:

Vodafone Group

Media Relations

Telephone: +44 (0) 1635 664444

Note to Editors:

About Vodafone Foundation

The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes.  In countries in which Vodafone operates, social investment is delivered by a unique footprint of 28 Vodafone Foundations and social investment programmes. These programmes are directed and chosen by the Foundation Trustees and receive funding from the Vodafone Foundation in the UK as well as their local Vodafone company. The Vodafone Foundation is a registered charity in England and Wales (registered number 1089625).

26 June 2013

VODAFONE GREECE NETWORK SHARING AGREEMENT WITH WIND HELLAS

Vodafone Greece (“Vodafone”) and Wind Hellas (“Wind”) today announced that they have signed an active 2G and 3G network sharing agreement covering rural areas and some urban sites. Vodafone will continue to operate its 4G network exclusively across Greece.

Vodafone’s customers will benefit from improved coverage and enhanced data performance from the network combination and both companies will realise cost savings as a result of this agreement.

Vodafone and Wind will form a new technology company to manage the radio access network. The agreement, which runs for 15 years, is subject to approval of the Hellenic Telecommunications and Post Commission.

- ends -

For further information:

Vodafone Investor Relations	Vodafone Group Media
+44 (0) 7919 990230	+44 (0) 1635 664444
www.vodafone.com/investor	www.vodafone.com/media

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as of 31 March 2013. Vodafone currently has equity interests in 30 countries across five continents and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

4 June 2013

RNS: 1864G

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	3 June 2013
Number of ordinary shares purchased:	12,000,000
Price per share:	189.3842p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 531,400,720 shares at a cost (including dealing and associated costs) of £955,919,175.

Following the above transaction, Vodafone holds 4,655,662,037 of its ordinary shares in treasury and has 48,665,009,232 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

5 June 2013

RNS: 2948G

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	4 June 2013
Number of ordinary shares purchased:	6,000,000
Price per share:	190.9982p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 537,400,720 shares at a cost (including dealing and associated costs) of £967,436,367.

Following the above transaction, Vodafone holds 4,661,589,580 of its ordinary shares in treasury and has 48,659,081,689 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

6 June 2013

RNS: 4051G

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	5 June 2013
Number of ordinary shares purchased:	10,000,000
Price per share:	189.1152p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 547,400,720 shares at a cost (including dealing and associated costs) of£986,442,446.

Following the above transaction, Vodafone holds 4,671,589,580 of its ordinary shares in treasury and has 48,649,081,689 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

7 June 2013

RNS: 5352G

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	6 June 2013
Number of ordinary shares purchased:	4,000,000
Price per share:	189.6222p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 551,400,720 shares at a cost (including dealing and associated costs) of£994,065,259.

Following the above transaction, Vodafone holds 4,675,585,463 of its ordinary shares in treasury and has 48,645,085,806 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

7 June 2013

RNS: 6066G

7 June 2013

Vodafone Group Plc (“Vodafone” or the “Company”)

2013 Annual Report

2013 Notice of Annual General Meeting

In accordance with Listing Rule 9.6.1, Vodafone has uploaded a copy of each of the above documents to the National Storage Mechanism.

The 2013 Annual Report is available at vodafone.com/ar2013 and the 2013 Notice of Annual General Meeting is available at vodafone.com/agm.

A condensed set of Vodafone’s financial statements and information on important events that have occurred during the financial year ended 31 March 2013 and their impact on the financial statements were included in Vodafone’s preliminary results announcement released on 21 May 2013. That information, together with the information set out below, which is extracted from the 2013 Annual Report, constitute the material required by Disclosure and Transparency Rule 6.3.5 which is required to be communicated to the media in full unedited text through a Regulatory Information Service. This announcement is not a substitute for reading the full 2013 Annual Report. Page and note references in the text below refer to page numbers in the 2013 Annual Report and notes to the financial statements.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

1. Our business could be adversely affected by a failure or significant interruption to our telecommunications networks or IT systems.

We are dependent on the continued operation of telecommunications networks. As the importance of mobile and fixed communication in everyday life increases, as well as during times of crisis, organisations and individuals look to us to maintain service. Major failures in the network or our IT systems may result in service being interrupted resulting in serious damage to our reputation and consequential customer and revenue loss.

There is a risk that an attack on our infrastructure by a malicious individual or group could be successful and impact the availability of critical systems. Our network is also susceptible to interruption due to a physical attack and theft of our network components as the value and market for network components increases (for example copper, batteries, generators and fuel).

2. We could suffer loss of consumer confidence and/or legal action due to a failure to protect our customer information.

Mobile networks carry and store large volumes of confidential personal and business voice traffic and data. We host increasing quantities and types of customer data in both enterprise and consumer segments. We need to ensure our service environments are sufficiently secure to protect us from loss or corruption of customer information. Failure to protect adequately customer information could have a material adverse effect on our reputation and may lead to legal action against the Group.

3. Increased competition may reduce our market share and profitability.

We face intensifying competition where all operators are looking to secure a share of the potential customer base. Competition could lead to a reduction in the rate at which we add new customers, a decrease in the size of our market share and a decline in our average revenue per customer, if customers choose to receive telecommunications services or other competing services from alternate providers. Competition can also lead to an increase in customer acquisition and retention costs. The focus of competition in many of our markets has shifted from acquiring new customers to retaining existing customers, as the market for mobile telecommunications has become increasingly mature.

4. Regulatory decisions and changes in the regulatory environment could adversely affect our business.

We have ventures in both emerging and mature markets, spanning a broad geographical area including Europe, Africa, Middle East, Asia Pacific and the US. We need to comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of our telecommunications networks and services. Pressure on political and regulatory institutions both to deliver direct consumer benefit and protect consumers’ interests, particularly in recessionary periods, can lead to adverse impacts on our business. Financial pressures on smaller competitors can drive them to call for regulators to protect them. Increased financial pressures on governments may lead them to target foreign investors for further taxes or licence fees.

5. Our existing service offerings could become disadvantaged as compared to those offered by converged competitors or other technology providers.

In a number of markets we face competition from providers who have the ability to sell converged services (combinations of fixed line, broadband, public Wi-Fi, TV and mobile) on their existing infrastructure which we cannot either replicate or provide at a similar price point. Additionally, the combination of services may allow competitors to subsidise the mobile component of their offering. This could lead to an erosion of our customer base and reduce the demand for our core services and impact our future profitability.

Advances in smartphone technology places more focus on applications, operating systems, and devices rather than the underlying services provided by mobile operators. The development of applications which make use of the internet as a substitute for some of our more traditional services, such as messaging and voice, could erode revenue. Reduced demand for our core services of voice, messaging and data and the development of services by application developers, operating system providers, and handset suppliers could significantly impact our future profitability.

6. Severely deteriorating economic conditions could impact one or more of our markets.

Economic conditions in many of the markets where we operate, especially in Europe, continue to deteriorate or stagnate. These conditions, combined with the impact of austerity measures, result in lower levels of disposable income and may result in significantly lower revenue as customers give up their mobile devices or move to cheaper tariffs.

There is also a possibility of one or more countries exiting the eurozone, causing currency devaluation in certain countries and possibly leading to a reduction in our revenue and impairment of our financial and non-financial assets. This may also lead to further adverse economic impacts elsewhere.

7. Our business may be impacted by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment.

Concerns have been expressed that the electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks. We are not aware that such health risks have been substantiated, however, in the event of a major scientific finding supporting this view this might result in prohibitive legislation being introduced by governments (or the European Union), a major reduction in mobile phone usage (especially by children), a requirement to move base station sites, significant difficulty renewing or acquiring site leases, and/or major litigation. An inadequate response to electromagnetic fields (‘EMF’) issues may result in loss of confidence in the industry and Vodafone.

8. Failure to deliver enterprise service offerings may adversely affect our business.

By expanding our enterprise service offerings through the growth of Vodafone Global Enterprise, the acquisitions of CWW and TelstraClear, and the establishment of cloud, hosting and international carrier services, the Group increasingly provides fixed and mobile communication services to organisations that may provide vital national services. These organisations rely on our networks and systems 24 hours a day, 365 days a year to deliver their products and services to their customers. A failure to build and maintain our infrastructure to the required levels of resilience for enterprise customers and to deliver to our contracted service level agreements may result in a costly business impact and cause serious damage to our reputation.

9. We depend on a number of key suppliers to operate our business.

We depend on a limited number of suppliers for strategically important network and IT infrastructure and associated support services to operate and upgrade our networks and provide key services to our customers. Our operations could be adversely impacted by the failure of a key supplier who could no longer support our existing infrastructure, by a key supplier commercially exploiting their position in a product area following the corporate failures of/the withdrawal from a specific market by competitors, or by major suppliers significantly increasing prices on long-term programmes where the cost or technical feasibility of switching supplier becomes a significant barrier.

10. We may not satisfactorily resolve major tax disputes.

We operate in many jurisdictions around the world and from time to time have disputes on the amount of tax due. In particular, in spite of the positive India Supreme Court decision relating to an ongoing tax case in India, the Indian government has introduced retrospective tax legislation which would in effect overturn the court’s decision and has raised challenges around the pricing of capital transactions. Such or similar types of action in other jurisdictions, including changes in local or international tax rules or new challenges by tax authorities, may expose us to significant additional tax liabilities which would affect the results of the business.

11. Changes in assumptions underlying the carrying value of certain Group assets could result in impairment.

Due to the substantial carrying value of goodwill under International Financial Reporting Standards, revisions to the assumptions used in assessing its recoverability, including discount rates, estimated future cash flows or anticipated changes in operations, could lead to the impairment of certain Group assets. While impairment does not impact reported cash flows, it does result in a non-cash charge in the consolidated income statement and thus no assurance can be given that any future impairments would not affect our reported distributable reserves and, therefore, our ability to make dividend distributions to our shareholders or repurchase our shares.

RELATED PARTY TRANSACTIONS

The Group has a number of related parties including joint ventures (refer to note 14), associates (refer to note 15), pension schemes (refer to note A5 for the Group’s contributions), directors and Executive Committee members (refer to note 4 for amounts paid to them).

Transactions with joint ventures and associates

Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements.

No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation or disclosed below.

	2013 £m	2012 £m	2011 £m
Sales of goods and services to associates Purchase of goods and services from associates Purchase of goods and services from joint ventures Net interest receivable from joint ventures[1]	241 105 329 (14)	195 107 207 (7)	327 171 206 (14)
Trade balances owed: by associates to associates by joint ventures to joint ventures Other balances owed by joint ventures[1]	21 19 119 27 337	15 18 9 89 365	52 23 27 67 176

Note: 1 Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia, Indus Towers and Cornerstone, and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.

Amounts owed by and owed to associates are disclosed within notes 17 and 18. Dividends received from associates are disclosed in the consolidated statement of cash flows.

Transactions with directors other than compensation

During the three years ended 31 March 2013, and as of 20 May 2013, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.

During the three years ended 31 March 2013, and as of 20 May 2013, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

DIRECTORS’ RESPONSIBILITY STATEMENT

As set out above, this statement is repeated here solely for the purposes of complying with Disclosure and Transparency Rule 6.3.5. This statement relates to and is extracted from the 2013 Annual Report. It is not connected to the extracted information presented in this announcement or the preliminary results announcement released on 21 May 2013.

“The Board confirms to the best of its knowledge:

•                 the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group; and

•                 the directors’ report includes a fair review of the development and performance of the business and the position of the Group together with a description of the principal risks and uncertainties that it faces.

The directors are responsible for preparing the annual report in accordance with applicable law and regulations. Having taken advice from the Audit and Risk Committee, the Board considers the report and accounts, taken as a whole, as fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

Neither the Company nor the directors accept any liability to any person in relation to the annual report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

By Order of the Board

Rosemary Martin

Company Secretary

21 May 2013”

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” on pages 185 and 186 of the 2013 Annual Report. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

10 June 2013

RNS: 6188G

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	7 June 2013
Number of ordinary shares purchased:	4,000,000
Price per share:	190.7263p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 555,400,720 shares at a cost (including dealing and associated costs) of £1,001,732,458.

Following the above transaction, Vodafone holds 4,679,499,421 of its ordinary shares in treasury and has 48,641,171,848 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

10 June 2013

RNS: 6613G

10 June 2013

Vodafone Group Plc (“Vodafone”)

2013 Annual Report on Form 20-F

Vodafone has filed its 2013 Annual Report on Form 20-F with the US Securities and Exchange Commission (the “SEC”).  It is available at vodafone.com/annualreport and also on the SEC’s website (sec.gov). In addition, shareholders resident in the United States can receive a hard copy of the Annual Report free of charge upon request by contacting The Bank of New York Mellon at 1-800-555-2470.

11June 2013

RNS: 7162G

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	10 June 2013
Number of ordinary shares purchased:	4,000,000
Price per share:	191.7342p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 559,400,720 shares at a cost (including dealing and associated costs) of £1,009,440,173.

Following the above transaction, Vodafone holds 4,683,313,704 of its ordinary shares in treasury and has 48,637,357,565 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

12June 2013

RNS: 8192G

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	11 June 2013
Number of ordinary shares purchased:	6,000,000
Price per share:	191.5202p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 565,400,720 shares at a cost (including dealing and associated costs) of £1,020,988,842.

Following the above transaction, Vodafone holds 4,689,187,872 of its ordinary shares in treasury and has 48,631,483,397 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 June 2013

RNS: 9275G

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	12 June 2013
Number of ordinary shares purchased:	17,000,000
Price per share:	182.6989p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 582,400,720 shares at a cost (including dealing and associated costs) of £1,052,202,951.

Following the above transaction, Vodafone holds 4,706,127,542 of its ordinary shares in treasury and has 48,614,671,727 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

14 June 2013

RNS: 0328H

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	13 June 2013
Number of ordinary shares purchased:	22,000,000
Price per share:	178.3394p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 604,400,720 shares at a cost (including dealing and associated costs) of £1,091,633,793.

Following the above transaction, Vodafone holds 4,728,127,542 of its ordinary shares in treasury and has 48,592,671,727 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

14 June 2013

RNS: 0805H

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 13 June 2013 by Computershare Trustees Limited that on 12 June 2013 the following director and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 183.8p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Halford*	136
Nick Jeffery	136
Matthew Kirk	136
Ronald Schellekens	136

* Denotes Director of the Company

17 June 2013

RNS: 1310H

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	14 June 2013
Number of ordinary shares purchased:	19,000,000
Price per share:	180.5233p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 623,400,720 shares at a cost (including dealing and associated costs) of £1,126,104,718.

Following the above transaction, Vodafone holds 4,747,106,354 of its ordinary shares in treasury and has 48,573,692,915 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

18 June 2013

RNS: 2326H

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	17 June 2013
Number of ordinary shares purchased:	17,000,000
Price per share:	184.1697p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 640,400,720 shares at a cost (including dealing and associated costs) of £1,157,570,112.

Following the above transaction, Vodafone holds 4,763,743,141 of its ordinary shares in treasury and has 48,557,056,128 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

19 June 2013

RNS: 3415H

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

CANCELLATION OF TREASURY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has cancelled the following number of its ordinary shares of U.S.$0.11 3/7.

Ordinary Shares

Date of cancellation:	18 June 2013

Number of ordinary shares cancelled:	500,000,000

PURCHASE OF SHARES

Vodafone has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	18 June 2013

Number of ordinary shares purchased:	15,000,000

Price per share:	184.5077p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 655,400,720 shares at a cost (including dealing and associated costs) of £1,185,384,649.

Following the cancellation and purchase referred to above, Vodafone holds 4,278,703,822 of its ordinary shares in treasury and has 48,542,095,447 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

20 June 2013

RNS: 4338H

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	19 June 2013
Number of ordinary shares purchased:	24,000,000
Price per share:	182.6806p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 679,400,720 shares at a cost (including dealing and associated costs) of £1,229,447,211.

Following the above transaction, Vodafone holds 4,302,703,822 of its ordinary shares in treasury and has 48,518,095,447 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

21 June 2013

RNS: 5380H

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	20 June 2013
Number of ordinary shares purchased:	25,000,000
Price per share:	178.6465p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 704,400,720 shares at a cost (including dealing and associated costs) of £1,274,332,145.

Following the above transaction, Vodafone holds 4,327,703,822 of its ordinary shares in treasury and has 48,493,095,447 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

24 June 2013

RNS: 6444H

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	21 June 2013
Number of ordinary shares purchased:	25,000,000
Price per share:	178.564p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 729,400,720 shares at a cost (including dealing and associated costs) of £1,319,196,351.

Following the above transaction, Vodafone holds 4,352,640,533 of its ordinary shares in treasury and has 48,468,158,816 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

25 June 2013

RNS: 7546H

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	24 June 2013
Number of ordinary shares purchased:	25,000,000
Price per share:	176.2673p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 754,400,720 shares at a cost (including dealing and associated costs) of £1,363,483,511.

Following the above transaction, Vodafone holds 4,377,640,533 of its ordinary shares in treasury and has 48,443,158,816 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

26 June 2013

RNS: 8497H

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	25 June 2013
Number of ordinary shares purchased:	22,000,000
Price per share:	178.9615p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 776,400,720 shares at a cost (including dealing and associated costs) of £1,403,051,900.

Following the above transaction, Vodafone holds 4,399,640,533 of its ordinary shares in treasury and has 48,421,158,816 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

27 June 2013

RNS: 9526H

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	26 June 2013
Number of ordinary shares purchased:	23,000,000
Price per share:	181.8833p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 799,400,720 shares at a cost (including dealing and associated costs) of £1,445,094,225.

Following the above transaction, Vodafone holds 4,422,596,484 of its ordinary shares in treasury and has 48,398,330,865 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

27 June 2013

RNS No: 0315I

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors, persons discharging managerial responsibilities (“PDMRs”) of the Company and their connected persons:

Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc

Award of performance shares (3)

Vittorio Colao*(1)	2,540,926
Andrew Halford*(1)	1,281,908
Stephen Pusey*(1)	1,052,996
Paolo Bertoluzzo(1)	1,056,151
Warren Finegold (1)	798,650
Philipp Humm(1)	1,048,834
Nick Jeffery(1)	674,250
Matthew Kirk(1)	584,350
Morten Lundal (1)	734,184
Rosemary Martin (1)	621,809
Rosemary Martin (2)	115,149
Nick Read (1)	861,542
Nick Read (2)	159,544
Ronald Schellekens (1)	741,675
Ronald Schellekens (2)	137,347

* Denotes Director of the Company

(1) Conditional awards of shares were granted on 26 June 2013 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan .  The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance condition is based on free cash flow performance with a multiplier that is based on comparative total shareholder return (“TSR”) performance. The free cash flow performance is based on a three year cumulative adjusted free cash flow figure. The target adjusted free cash flow level is set by reference to the Company’s three year plan and market expectations; 100% of the award will vest for target performance, rising to 150% vesting for maximum performance. The multiplier is based on the TSR of the Company over the three year performance period 1 April 2013 to 31 March 2016 relative to a peer group of six companies within the European Telecoms sector as well as one emerging market composite. There will be no increase in vesting until TSR performance exceeds median, at which point the multiplier will increase up to two on a linear basis for upper quintile performance. The maximum vesting is 300%: for maximum free cash flow performance (150%) and maximum TSR performance (multiplier of 2). For further details of the Plan, please see page 76 of the Company’s 2013 Annual Report, available at www.vodafone.com/investor.

(2) Additional conditional awards of shares were granted on 26 June 2013 by the Company. The awards have been granted in accordance with the rules of the Vodafone Global Incentive Plan and are in relation to achievements under the annual bonus  for the 2012/13 performance year .   The vesting of these awards is two years from grant and is conditional on continued employment with the Vodafone Group.

(3)  The Directors and other PDMRs are subject to the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding. The levels are four times salary for the Chief Executive, three times salary for other Board Directors and two times salary for the other PDMRs, who are members of the Executive Committee.

In addition, the Company gives notice that on 26 June 2013, Francesca Fiore, a connected person of Paolo Bertoluzzo, received an award of performance shares over 93,406 ordinary shares. The award has been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of this award is conditional on continued employment with the Vodafone Group and on the satisfaction of a performance condition approved by the Remuneration Committee.

The Company was notified of these changes on 26 June 2013.

28 June 2013

RNS: 0697I

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	27 June 2013
Number of ordinary shares purchased:	24,300,114
Price per share:	185.403p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 823,700,834 shares at a cost (including dealing and associated costs) of £1,482,412,253.

These purchases are the last purchases to be made under the irrevocable programme between Vodafone, on the one hand, and Barclays Bank PLC and Barclays Capital Securities Limited, on the other hand, announced on 12 February 2013 as that irrevocable programme has been completed in accordance with its terms.

Following the above transaction, as at close of business on 27 June 2013, Vodafone held 4,446,896,598 of its ordinary shares in treasury and had 52,820,927,349 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone had 48,374,030,751 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 48,374,030,751.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

1 July 2013

RNS: 3369I

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors, persons discharging managerial responsibilities (“PDMRs”) of the Company and their connected persons:

	Number of ordinary shares of US$0.11 3/7

	in the capital of Vodafone Group Plc
	A	B	C
	Vesting of long term incentive awards(1)	No. of vested shares sold (3)	No. of shares transferred (4)

Vittorio Colao*	4,027,463	1,892,936	2,134,527
Andrew Halford*	2,340,645	1,100,131	1,240,514
Stephen Pusey*	1,288,281	605,520	682,761
Paolo Bertoluzzo	1,067,016	471,458	595,558
Warren Finegold	1,290,294	606,466	683,828
Matthew Kirk	613,372	288,312	325,060
Morten Lundal	975,734	458,623	517,111
Rosemary Martin	654,223	307,513	346,710
Nick Read	899,666	422,871	476,795
Ronald Schellekens	844,931	397,145	447,786
	Vesting of long term incentive awards(2)	No. of vested shares sold (3)	No. of shares transferred (4)
Nick Jeffery	456,993	215,915	241,078

(1)                      These share awards which were granted on 28 June 2010 have vested following assessment of the performance and employment conditions to which the awards were subject.  The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan.  Based on the adjusted free cash flow for the three year period ended on 31 March 2013 and a multiplier based on Total Shareholder Return (“TSR”) relative to a peer group for the same period, 56.9% of the shares comprised in the awards have vested.

(2)                      These share awards which were granted on 28 June 2010 have vested.  The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan.  50% of the awards were based on continued employment over the vesting period and vested entirely.  The remaining 50% of the awards were based on the adjusted free cash flow for the three year period ended on 31 March 2013 and following assessment of the performance and employment conditions, 56.9% of the shares comprised in this award vested.

(3)                      The figures in column B are the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (“UBS CEFS”) were sold on behalf of the PDMRs on 28 June 2013, inter alia, to satisfy the tax liabilities arising on the vesting of the awards.   These share sales were made at 188.0334 pence per share.

(4)                      The figures in column C are the number of shares that the Company has been advised by UBS CEFS were on 28 June 2013 transferred to the PDMRs in satisfaction of the vesting of the awards  disclosed in column A, after deduction of shares sold as disclosed in column B.

* Denotes Director of the Company

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Vittorio Colao	8,947,810
Andrew Halford	3,415,336
Stephen Pusey	1,814,780

In addition, the Company has been advised by UBS CEFS that on 28 June 2013, Francesca Fiore, a connected person of Paolo Bertoluzzo, acquired 117,267 shares, following the vesting of share awards. 51,840 shares were sold on 28 June 2013 at 187.5606 pence per share to satisfy the tax liabilities arising on the vesting of the awards.

The Company was notified of these changes on 28 June 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 15, 2013	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary